Exhibit 97

Policy for the Recovery of Erroneously Awarded Compensation
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Lulu’s Fashion Lounge Holdings, Inc. (the “Company”) has adopted this Policy for the Recovery of Erroneously Awarded Compensation (the “Policy”), effective as of November 3, 2023 (the “Effective Date”). Capitalized terms used in this Policy but not otherwise defined herein are defined in Section 1.

1.Purpose

The purpose of this Policy is to describe the circumstances in which the Covered Officers will be required to repay or return Erroneously Awarded Compensation to the Company.  Each Covered Officer shall be required to sign and return to the Company the Acknowledgment Form attached hereto as Exhibit A pursuant to which such Executive Officer will agree to be bound by the terms and comply with this Policy.

2.Definitions

For purposes of this Policy, the following definitions apply:

“Applicable Rules” means Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder, the listing rules of the Exchange, and any applicable rules, standards or other guidance adopted by the SEC or the Exchange.

“Board” means the Board of Directors of the Company.

“Committee” means the Compensation Committee of the Board.

“Covered Officer” means any current or former “officer” as defined in Exchange Act Rule 16a-1, and any other senior executives as determined by the Committee.

“Effective Date” means the date stated in the first paragraph of this Policy.

“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement, computed without regard to any taxes paid. In the case of Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, the amount will reflect a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, as determined by the Committee in its sole discretion. The Company will maintain documentation of the determination of that reasonable estimate and provide the documentation to the Exchange as required by the Exchange.

“Exchange” means the Nasdaq Stock Market or any other national securities exchange on which the Company’s securities are then listed.

“Exchange Act” means the Securities and Exchange Act of 1934.

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from those measures, whether or not the measure is presented within the financial statements or included in a filing with the SEC. Stock price and total shareholder return are financial reporting measures.

“Incentive‐Based Compensation” means any compensation that is awarded, earned or vested based in whole or in part on the attainment of a Financial Reporting Measure. Base salaries, bonuses or equity awards paid solely upon satisfying one or more subjective standards, strategic or operational measures, or continued employment are not considered incentive-based compensation, unless the awards were granted, paid or vested based in part on a Financial Reporting Measure.

“Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement that corrects errors (1) that are material to previously issued financial statements, or (2) that are not material to previously issued financial statements but would result in a material misstatement if the errors were left uncorrected in the current report or the error correction was recognized in the current period.

“SEC” means the Securities and Exchange Commission.

“Three-Year Period” means with respect to a Restatement, the three completed fiscal years immediately preceding the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare such Restatement, or, if earlier, the date on which a court, regulator or other legally authorized body directs the Company to prepare such Restatement. The “Three-Year Period” also includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be deemed a completed fiscal year.

3.Persons Subject to Policy

This Policy shall apply to current and former Covered Officers of the Company.

4.Compensation Subject to Policy

This Policy shall apply to Incentive-Based Compensation received on or after October 2, 2023. For purposes of this Policy, the date on which Incentive-Based Compensation is “received” shall be determined under the Applicable Rules, which generally provide that Incentive-Based Compensation is “received” in the Company’s fiscal period during which the relevant Financial Reporting Measure is attained or satisfied, without regard to whether the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.

5.Recovery of Compensation

In the event that the Company is required to prepare a Restatement, the Company shall recover, reasonably promptly, the portion of any Incentive-Based Compensation that is Erroneously Awarded

Compensation, unless the Committee has determined that recovery would be impracticable. Recovery shall be required in accordance with the preceding sentence regardless of whether the applicable Covered Officer engaged in misconduct or otherwise caused or contributed to the requirement for the Restatement and regardless of whether or when restated financial statements are filed by the Company. Recovery of Erroneously Awarded Compensation shall be made on a pre-tax basis without regard to any taxes paid thereon by the applicable Covered Officer. For clarity, the recovery of Erroneously Awarded Compensation under this Policy will not give rise to any person’s right to voluntarily terminate employment for “good reason,” or due to a “constructive termination” (or any similar term of like effect) under any plan, program or policy of or agreement with the Company or any of its affiliates.

6.Manner of Recovery; Limitation on Duplicative Recovery

The Committee shall, in its sole discretion, determine the manner of recovery of any Erroneously Awarded Compensation, which may include, without limitation, requiring reimbursement of cash Incentive-Based Compensation, seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; to the extent permitted by law, an offset of the Erroneously Awarded Compensation against other compensation payable by the Company or an affiliate of the Company to such person; cancelling outstanding vested or unvested equity awards; and/or taking any other remedial and recovery action permitted by law, as determined by the Committee.

Notwithstanding the foregoing, unless otherwise prohibited by the Applicable Rules, to the extent this Policy provides for recovery of Erroneously Awarded Compensation already recovered by the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 or Other Recovery Arrangements, the amount of Erroneously Awarded Compensation already recovered by the Company from the recipient of such Erroneously Awarded Compensation may be credited to the amount of Erroneously Awarded Compensation required to be recovered pursuant to this Policy from such person.

7.Exceptions to Recovery

Notwithstanding the foregoing, the Committee, in its discretion, may choose to forgo recovery of Erroneously Awarded Compensation under the following circumstances, on condition that the Committee (or a majority of the independent members of the Board) has made a determination that recovery would be impracticable because:

●	the direct expense paid to a third party to assist in enforcing this Policy would exceed the recoverable amounts, and in which case the Company has made a reasonable attempt to recover the Erroneously Awarded Compensation, has documented that attempt and has (to the extent required) provided that documentation to the Exchange;
●	recovery would violate home country law where the law was adopted prior to November 28, 2022, and in which case the Company provides an opinion of home country counsel to that effect to the Exchange that is acceptable to the Exchange; or
●	recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of the Internal Revenue Code of 1986.

8.Administration; Interpretation

This Policy shall be administered, interpreted and construed by the Committee, which is authorized to make all determinations necessary, appropriate or advisable for such purpose. The Board may re-vest in itself the authority to administer, interpret and construe this Policy in accordance with applicable law, and in such event references herein to the “Committee” shall be deemed to be references to the Board. Subject to any permitted review by the applicable national securities exchange or association pursuant to the Applicable Rules, all determinations and decisions made by the Committee pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including the Company and its affiliates, equityholders and employees. The Committee may delegate administrative duties with respect to this Policy to one or more directors or employees of the Company, as permitted under applicable law, including any Applicable Rules.

This Policy is intended to comply with Section 10D of the Exchange Act, Rule 10D-1 thereunder, and the applicable rules of the Exchange and will be interpreted and administered consistent with that intent.

9.No Indemnification; No Liability

The Company shall not indemnify or insure any person against the loss of any Erroneously Awarded Compensation pursuant to this Policy, nor shall the Company directly or indirectly pay or reimburse any person for any premiums for third-party insurance policies that such person may elect to purchase to fund such person’s potential obligations under this Policy. None of the Company, an affiliate of the Company or any member of the Committee or the Board shall have any liability to any person as a result of actions taken under this Policy.

10.No Impairment of Other Remedies

This Policy does not preclude the Company from taking any other action to enforce a Covered Officer’s obligations to the Company or limit any other remedies that the Company may have available to it and any other actions that the Company may take, including termination of employment, institution of civil proceedings, or reporting of any misconduct to appropriate government authorities. This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s chief executive officer and chief financial officer. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company and any of its subsidiaries under applicable law, regulation or rule or under the terms of any similar policy in any employment agreement, offer letter, compensation plan, equity award agreement, or similar agreement and any other legal remedies available to the Company or any of its subsidiaries. The Committee may require that any employment agreement, offer letter, compensation plan, equity award agreement, or any other agreement entered into on or after the Effective Date will, as a condition to the grant of any benefit thereunder, require a Covered Officer to agree to abide by the terms of this Policy.

11.Requirements Related to Disclosure, Documentation and Records

The Company will comply with the disclosure, documentation and records requirements related to this Policy under Applicable Rules and applicable SEC filings.

12.Severability

The provisions in this Policy are intended to be applied to the fullest extent of the law; provided, however, to the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

13.Amendment and Termination

The Board or the Committee may amend, modify or terminate this Policy in whole or in part at any time and from time to time in its sole discretion. This Policy will terminate automatically when the Company does not have a class of securities listed on a national securities exchange or association.

Effective: November 3, 2023

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EXHIBIT A

Attestation and Acknowledgement of Policy for the Recovery of Erroneously Awarded Compensation

By my signature below, I acknowledge and agree that:

●	I have received and read the attached Policy for the Recovery of Erroneously Awarded Compensation (this “Policy”).

●	I hereby agree to abide by all of the terms of this Policy both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any Erroneously Awarded Compensation to the Company as determined in accordance with this Policy.

Signature:_____________________

Printed Name:__________________

Date:_________________________